UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1) *

RLJ Entertainment, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

74965F104

(CUSIP Number)

Stephen Baus

Chief Financial Officer

JH Evergreen Management, LLC

451 Jackson Street

San Francisco, CA 94111

Tel: (415) 364-0300

Fax: (415) 364-0333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

1/5/2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment contain information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74965F104	Page 2

1	Names of reporting persons: JH Evergreen Management, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ Not Applicable
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 0
	9	Sole dispositive power: 0
	10	Shared dispositive power: 0
11	Aggregate amount beneficially owned by each reporting person: 0
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 0.0%
14	Type of reporting person: IA

CUSIP No. 74965F104	Page 3

1	Names of reporting persons: JH Partners Evergreen Fund, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ Not Applicable
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 0
	9	Sole dispositive power: 0
	10	Shared dispositive power: 0
11	Aggregate amount beneficially owned by each reporting person: 0
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 0.0%
14	Type of reporting person: IA

CUSIP No. 74965F104	Page 4

1	Names of reporting persons: JH Investment Partners III, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ Not Applicable
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 0
	9	Sole dispositive power: 0
	10	Shared dispositive power: 0
11	Aggregate amount beneficially owned by each reporting person: 0
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 0.0%
14	Type of reporting person: IA

CUSIP No. 74965F104	Page 5

1	Names of reporting persons: JH Investment Partners GP Fund III, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ Not Applicable
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 0
	9	Sole dispositive power: 0
	10	Shared dispositive power: 0
11	Aggregate amount beneficially owned by each reporting person: 0
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 0.0%
14	Type of reporting person: IA

CUSIP No. 74965F104	Page 6

1	Names of reporting persons: Forrestal, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ Not Applicable
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 0
	9	Sole dispositive power: 0
	10	Shared dispositive power: 0
11	Aggregate amount beneficially owned by each reporting person: 0
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 0.0%
14	Type of reporting person: IA

CUSIP No. 74965F104	Page 7

1	Names of reporting persons: John C. Hansen
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ Not Applicable
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 0
	9	Sole dispositive power: 0
	10	Shared dispositive power: 0
11	Aggregate amount beneficially owned by each reporting person: 0
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 0.0%
14	Type of reporting person: IA

CUSIP No. 74965F104	Page 8

This Amendment No. 1 to Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): JH Evergreen Management, LLC, a Delaware limited liability company (“JH Evergreen Management”), JH Partners Evergreen Fund, L.P., a Delaware limited partnership (“JH Evergreen”), JH Investment Partners III, LP, a Delaware limited partnership (“JHIP III”), JH Investment Partners GP Fund III, LLC, a Delaware limited liability company (“JHIP GP III”), Forrestal, LLC, a Delaware limited liability company (“Forrestal”), and Mr. John C. Hansen, a United States citizen (“Mr. Hansen”), to supplement and amend the Schedule 13D filed on behalf of the Reporting Persons on June 11, 2015. Each item below amends and supplements the information disclosed under the corresponding item of Schedule 13D. Capitalized terms defined in the Schedule 13D are used herein with their defined meaning.

Item 4.	Purpose of Transaction

The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On January 5, 2018, Digital Entertainment Holdings LLC, an indirect wholly owned subsidiary of AMC Networks Inc. (“DEH”), JH Evergreen, JHIP III, JHIP GP III and Forrestal (collectively, the “JHP Entities”) entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”). Under the terms of the Stock Purchase Agreement, the JHP Entities sold to DEH (i) 678,095 shares of Common Stock of the Issuer, (ii) 7,479.432 shares of Series D-1 preferred stock of the Issuer (the “Preferred Stock”), and (iii) 747,945 warrants with an initial exercise date of May 20, 2015 (the “2015 Warrants”) to purchase, upon full exercise of the 2015 Warrants, 747,945 shares of Common Stock from the Issuer, for an aggregate purchase price of $17,236,947.75 (the “Sale”).

As of the date of this Amendment, the 7,479.432 shares of Preferred Stock are convertible into 2,893,693 shares of Common Stock of the Issuer based on an aggregated stated value of $8,681,068, which includes the original certificate value of $1,000 per share of Preferred Stock plus accrued dividends on each share of Preferred Stock through April 1, 2017. Thereafter, additional dividends have been accrued daily, compounded monthly, and have been and will be paid quarterly in cash or equity at the Issuer’s discretion.

The foregoing description of the Stock Purchase Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the copy of the Stock Purchase Agreement filed as Exhibit 2 hereto, which is incorporated into this Item 3 by reference.

Item 5.	Interest in Securities of the Issuer

The response set forth in Item 5 of the Schedule 13D is hereby amended and restated in its entirety by the following:

(a) As a result of the Sale, the Reporting Persons do not have, and may not be deemed to have, beneficial ownership of any shares of Common Stock.

(b) As a result of the Sale, the Reporting Persons do not have, and may not be deemed to have, any voting or dispositive powers with respect to shares of the Common Stock.

(c) Other than the Sale, there have been no other transactions in the Common Stock effected by the Reporting Persons during the prior sixty days.

(e) Upon closing of the Sale, which the Reporting Persons expect to occur on or about January 11, 2018.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

Exhibit No.	Exhibit Description

1	Joint Filing Agreement, by and among the Reporting Persons, dated January 9, 2018.*

2	Stock Purchase Agreement, by and among DEH and the JHP Entities, dated January 5, 2018.**

*	Filed herewith.
**	Incorporated by reference to Exhibit 2 to Amendment No. 5 to Schedule 13D filed by AMC Networks Inc. on January 8, 2018.

CUSIP No. 74965F104	Page 9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2018

JH PARTNERS EVERGREEN FUND, L.P. By: JH Evergreen Management, LLC, its General Partner

By:	/s/ Stephen B. Baus
	Name:	Stephen B. Baus
	Title:	Chief Financial Officer

FORRESTAL, LLC By: JH Evergreen Management, LLC, its Manager

By:	/s/ Stephen B. Baus
	Name:	Stephen B. Baus
	Title:	Chief Financial Officer

JH INVESTMENT PARTNERS III, L.P. By: JH Evergreen Management, LLC, its General Partner

By:	/s/ Stephen B. Baus
	Name:	Stephen B. Baus
	Title:	Chief Financial Officer

JH INVESTMENT PARTNERS GP FUND III, LLC By: JH Evergreen Management, LLC, its General Partner

By:	/s/ Stephen B. Baus
	Name:	Stephen B. Baus
	Title:	Chief Financial Officer

JH EVERGREEN MANAGEMENT, LLC

By:	/s/ Stephen B. Baus
	Name:	Stephen B. Baus
	Title:	Chief Financial Officer

/s/ John C. Hansen
JOHN C. HANSEN